As filed with the Securities and Exchange Commission on March 12, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MEDAREX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Shares of Common Stock,
Par Value $0.01 Per Share
(Title of Class of Securities)

583916101

(CUSIP Number of Class of Securities of Underlying Common Stock)

Irwin Lerner

Interim President and Chief Executive Officer

Medarex, Inc.

707 State Road

Princeton, New Jersey 08540

(609) 430-2880

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

W. Bradford Middlekauff Senior Vice President, General Counsel and Secretary 707 State Road Princeton, New Jersey 08540 (609) 430-2880	Nancy H. Wojtas, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$18,964,782	$582.22

*                     Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 2,958,051 shares of common stock of Medarex, Inc. having an aggregate value of $18,964,782 as of March 9, 2007 will be amended pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of March 9, 2007.

**               The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation.

☐                Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                Third-party tender offer subject to Rule 14d-1.

☒              Issuer tender offer subject to Rule 13e-4.

☐                Going-private transaction subject to Rule 13e-3.

☐                Amendment to Schedule 13D under Rule 13d-2.

Check following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP NO. 583916101

Schedule TO

ITEM 1.   SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet and Frequently Asked Questions” in the Offer to Amend Eligible Options, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Amend”), is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

(a)         Name and Address.   The name of the issuer is Medarex, Inc., a New Jersey corporation (the “Company”), the address of its principal executive office is 707 State Road, Princeton, New Jersey 08540 and the telephone number of its principal executive office is (609) 430-2880.

(b)         Securities.   This Tender Offer Statement on Schedule TO relates to the Offer to Amend by the Company to amend, at the election of the holders, of certain of their outstanding and unexercised options to purchase common stock of the Company (the “Eligible Options”):

•        granted under the Medarex, Inc. 2001 Stock Option Plan on September 19, 2001, July 11, 2002, November 24, 2003, or granted under the Medarex, Inc. 2005 Equity Incentive Plan on September 6, 2005;

•        have an exercise price per share that was less than the fair market value per share of the common stock underlying the option on the option’s grant date;

•        were unvested as of December 31, 2004;

•        are outstanding as of the last date on which this offer remains open for acceptance; and

•        held by an optionee who is subject to taxation in the United States.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options tendered by holders of Eligible Options (“Eligible Optionees”) and accepted for amendment. The information set forth in the Offer to Amend under the captions “Summary Term Sheet and Frequently Asked Questions”, and the sections under the caption “The Offer” entitled “Acceptance of Eligible Options for Amendment” and “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options” is incorporated herein by reference.

(c)          Trading Market and Price.   The information set forth in the Offer to Amend under the caption “The Offer” in Section 8 entitled “Price Range of Common Stock” is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)         Name and Address.   The filing person is the issuer. The information is set forth under Item 2(a) above. Pursuant to General Instruction C to Schedule TO, the information set forth in the Offer to Amend under the caption “The Offer” in Section 9 entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options” is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

(a)         Material Terms.   The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Frequently Asked Questions”, and under the caption “The Offer” in the sections entitled “Eligible Optionees’ Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer”, “Procedures for Amending Eligible Options”, “Change in Election”, “Acceptance of Eligible Options for Amendment”, “Conditions of the Offer”, “Accounting Consequences of the Offer”, “Legal Matters; Regulatory Approvals”, “Material U.S. Federal Income Tax Consequences”, and “Extension of Offer; Termination; Amendment” is incorporated herein by reference.

(b)         Purchases.   The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of Directors and Officers; Transactions and Arrangements Involving the Options” is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)          Agreements Involving the Subject Company’s Securities.   The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options” is incorporated herein by reference. Option plans administered by the Company and filed as Exhibits 99.(d)(1) and 99.(d)(2) contain information regarding the subject securities and are incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)         Purposes.   The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Frequently Asked Questions” and under the caption “The Offer” in Section 2 entitled “Purpose of the Offer” is incorporated herein by reference.

(b)         Use of Securities Acquired.   The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Acceptance of Eligible Options for Amendment”, “Conditions of the Offer”, “Status of Eligible Options Not Amended in the Offer”, and Accounting Consequences of the Offer” is incorporated herein by reference.

(c)          Plans.   The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Purpose of the Offer” and “Information about Medarex” is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)         Source of Funds.   The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Acceptance of Eligible Options for Amendment” is incorporated herein by reference.

(b)         Conditions.   Not applicable.

(d)         Borrowed Funds.   Not applicable.

ITEM 8.   INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)         Securities Ownership.   The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options” is incorporated herein by reference.

(b)         Securities Transactions.   The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options” is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)         Not applicable.

ITEM 10.   FINANCIAL STATEMENTS.

(a)         Financial Information.   The information set forth in Part II, Item 8 (“Consolidated Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2007, including all material incorporated by reference therein, is incorporated by reference herein. The Company’s Annual Report on Form 10-K can be accessed electronically on the SEC’s website at http://www.sec.gov. The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Information About Medarex” and “Additional Information” is incorporated herein by reference.

(b)         Pro Forma Financial Information.   Not applicable.

ITEM 11.   ADDITIONAL INFORMATION.

(a)         Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)         Other Material Information.   Not applicable.

Schedule TO

ITEM 12.   EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options, dated March 12, 2007.
99.(a)(1)(B)	Form of Electronic Letter of Transmittal to Employees.
99.(a)(1)(C)	Form of Election Form.
99.(a)(1)(D)	Form of Email Reminder of Tender Offer Expiration.
99.(a)(1)(E)	Form of Election Confirmation Statement.
99.(a)(1)(F)	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Participants).
99.(a)(1)(G)	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants).
99.(a)(1)(H)	Form of Slide Presentation to Employees, filed as Exhibit 99.1 to the Company’s Schedule TO-C, filed with the SEC on March 9, 2007 and incorporated herein by reference.
99.(a)(1)(I)	Medarex, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007 and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)	Medarex, Inc. 2005 Equity Incentive Plan, filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-125444), filed on June 2, 2005 and incorporated herein by reference.
99.(d)(2)	Medarex, Inc.’s 2001 Stock Option Plan, filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-72154), filed on October 24, 2001 and incorporated herein by reference.
99.(d)(3)

Form of Medarex, Inc. Incentive Stock Option Agreement, filed as Exhibit 10.40 to the Medarex, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005 and incorporated herein by reference.

99.(d)(4)

Form of Medarex, Inc. Nonqualified Stock Option Agreement, filed as Exhibit 10.41 to the Medarex, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005 and incorporated herein by reference.

99.(g)	Not applicable.
99.(h)	Not applicable.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

Schedule to

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2007.

MEDAREX, INC.

By:	/s/ CHRISTIAN S. SCHADE
Christian S. Schade
Senior Vice President and Chief Financial Officer

Schedule TO

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options, dated March 12, 2007.
99.(a)(1)(B)	Form of Electronic Letter of Transmittal to Employees.
99.(a)(1)(C)	Form of Election Form.
99.(a)(1)(D)	Form of Email Reminder of Tender Offer Expiration.
99.(a)(1)(E)	Form of Election Confirmation Statement.
99.(a)(1)(F)	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Participants).
99.(a)(1)(G)	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants).
99.(a)(1)(H)	Form of Slide Presentation to Employees, filed as Exhibit 99.1 to the Company’s Schedule TO-C, filed with the SEC on March 9, 2007 and incorporated herein by reference.
99.(a)(1)(I)	Medarex, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007 and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)	Medarex, Inc. 2005 Equity Incentive Plan, filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-125444), filed on June 2, 2005 and incorporated herein by reference.
99.(d)(2)	Medarex, Inc.’s 2001 Stock Option Plan, filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-72154), filed on October 24, 2001 and incorporated herein by reference.
99.(d)(3)

Form of Medarex, Inc. Incentive Stock Option Agreement, filed as Exhibit 10.40 to the Medarex, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005 and incorporated herein by reference.

99.(d)(4)

Form of Medarex, Inc. Nonqualified Stock Option Agreement, filed as Exhibit 10.41 to the Medarex, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005 and incorporated herein by reference.

99.(g)	Not applicable.
99.(h)	Not applicable.